SEC
Mail Processing
Section

FEB 29 2008

Washington, DC
102

SECURIT 08025745 SION

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8-52503 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT AS OF **12/31/07**
MM/DD/Y

## A. REGISTRANT IDENTIFICATION

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

NAME OF BROKER-DEALER:

**ELECTRONIC BROKERAGE SYSTEMS, L.L.C.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**141 West Jackson Boulevard, Suite 3510**
(No. and Street)

| **Chicago** | **Illinois** | **60604** |
|---|---|---|
| (City) | (State) | (Zip Code) |

PROCESSED
MAR 20 2008
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

| **Patricia McEnroe Bennett** | **(312) 663-3655** |
|---|---|
| | (Area Code – Telephone No) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Ryan & Juraska, Certified Public Accountants**
(Name – if individual, state last, first, middle name)

| **141 West Jackson Boulevard, Suite 2250** | **Chicago** | **Illinois** | **60604** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

# OATH OR AFFIRMATION

I, **Robert C. Sheehan**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Electronic Brokerage Systems, L.L.C.** as of **December 31, 2007** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Subscribed and sworn to before me this

28th day of February, 2008

"OFFICIAL SEAL"
Philip C. Ryan
Notary Public, State of Illinois
My Commission Exp. 08/20/2008

Notary Public

This report** contains (check all applicable boxes)

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.10(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

# ELECTRONIC BROKERAGE SYSTEMS, L.L.C.

## STATEMENT OF FINANCIAL CONDITION
## AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

as of December 31, 2007

<u>AVAILABLE FOR PUBLIC INSPECTION</u>

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

## INDEPENDENT AUDITORS' REPORT

To the Member of
Electronic Brokerage Systems, L.L.C.

We have audited the accompanying statement of financial condition of Electronic Brokerage Systems, L.L.C. (the "Company") as of December 31, 2007 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Electronic Brokerage Systems, L.L.C. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statement taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 27, 2008

## ELECTRONIC BROKERAGE SYSTEMS, L.L.C.

## STATEMENT OF FINANCIAL CONDITION
as of December 31, 2007

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 3,015,014 |
| Receivable from clearing organizations, brokers and dealers | 2,443,348 |
| Deposits with clearing organizations | 1,389,066 |
| U.S. Treasury bills owned, at market value | 7,429,326 |
| U.S. and Canadian Treasury bills on deposit with clearing organization, at market value | 1,607,528 |
| Accounts receivable (less allowance for doubtful accounts of $96,126) | 2,837,383 |
| Receivable from affiliate | 2,287,895 |
| Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $1,380,174) | 352,655 |
| Goodwill | 764,535 |
| Intangibles (net of accumulated amortization of 57,342) | 215,033 |
| Other assets | 379,780 |
| | $ 22,721,563 |

### LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| **Liabilities** | |
| Accounts payable and accrued expenses | $ 2,402,903 |
| Payable to clearing organization | 1,932,307 |
| Payable to affiliate | 739,904 |
| Obligations under capital leases | 27,509 |
| | 5,102,623 |
| **Member's Equity** | 17,618,940 |
| | $ 22,721,563 |

See accompanying notes.

## ELECTRONIC BROKERAGE SYSTEMS, L.L.C.

## NOTES TO STATEMENT OF FINANCIAL CONDITION
## as of December 31, 2007

### 1. Organization

Electronic Brokerage Systems, L.L.C. (the "Company"), a Delaware limited liability company (formerly Electronic Brokerage Systems, Inc. ("EBSI"), a Delaware corporation), was formed as a result of the conversion of EBSI to a limited liability company on January 1, 2002. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of all principal U.S. securities exchanges and Financial Industry Regulatory Authority. The Company is also a clearing member of the National Securities Clearing Corporation and the Options Clearing Corporation and is a member of the Depository Trust & Clearing Corporation. The Company engages in the distribution of order routing software for the securities industry.

### 2. Summary of Significant Accounting Policies

A summary of the significant accounting policies which have been followed in preparing the accompanying financial statements is set forth below:

Revenue Recognition
Fee income and related expenses are recorded on an accrual basis.

Income Taxes
No provision has been made for federal income taxes, as the taxable income of the Company is included in the respective income tax return of its member. However, the Company is liable for nominal limited liability company state income taxes. These taxes, imposed at the Company level, are included in other expenses in the statement of operations.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Goodwill and Intangibles
On September 29, 2006 the Company acquired the assets of the Nandra Group, Inc. ("NGI"). Goodwill represents the excess purchase price over the fair value of the acquired assets. The Company's policy is to review goodwill for impairment on an annual basis. Management has determined that the goodwill has not been impaired for the year ending December 31, 2007. Intangibles represent the portion of the purchase price allocated to NGI's customer list. This intangible asset is being amortized on a straight-line basis over 5 years.

Cash Equivalents
Cash equivalents consist of money market deposits with maturities of less than three months.

## 2. Summary of Significant Accounting Policies, continued

Depreciation and Amortization
Depreciation of furniture and computer equipment is computed using the straight-line method for financial reporting and accelerated methods for income tax purposes. Leasehold improvements are being amortized on a straight-line basis over the term of the associated lease.

Foreign Currency Transactions
Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at the closing rates of exchange at December 31, 2007. Transactions during the year are translated at the rate of exchange prevailing on the date of the transaction.

## 3. Related-Party Transactions

The Company shares certain expenditures with, receives certain services from, pays certain expenses for and collects payments on behalf of related companies.

Robert C. Sheehan & Associates, L.L.C. ("RCS"), which is related by common ownership, is a registered broker-dealer that provides execution services on the floor of the Chicago Board Options Exchange ("CBOE"). At December 31, 2007, the Company had a payable to RCS totaling $49,766.

At December 31, 2007, the Company had a receivable of $2,287,895 from its sole member, Belzberg Technologies (USA) Inc. Additionally, the Company had a payable of $690,138 to Belzberg Technologies Inc. ("BTI"). BTI is a Canadian publicly-listed company that acts as the ultimate holding company for all of the related entities.

## 4. Contingencies

In the normal course of operations, the Company may be subject to litigation and claims. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

## 5. Commitments

The Company conducts its operations in leased office facilities and annual rentals are charged to current operations. The lease is subject to an escalation clause based on the operating expenses of the lessor. The annual rental commitments for the office facilities as follow as of December 31, 2007.

| Year Ending December 31, | | Gross Commitment |
|---|---|---|
| 2008 | $ | 127,000 |
| 2009 | | 138,000 |
| 2010 | | 138,000 |
| 2011 | | 139,000 |
| 2012 | | 139,000 |
| Thereafter | | 34,000 |
| Total | $ | 715,000 |

The Company leases certain computer equipment under capital lease agreements that expire in 2008. The lease agreements provide the Company with the option to purchase the property at the end of the lease term for $1. Assets recorded under these capital lease agreements reflected as furniture, equipment and leasehold improvements in the statement of financial condition totaled $24,985 (cost of $286,282 less accumulated depreciation of $261,297).

## 6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $500,000 or 2% of "aggregate debit items" arising from customer transactions, as defined.

At December 31, 2007, the Company had net capital and net capital requirements of $11,382,547 and $500,000, respectively.

## SUPPLEMENTAL SCHEDULES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART III

BROKER OR DEALER: **ELECTRONIC BROKERAGE SYSTEMS, L.L.C.** as of **December 31, 2007**

## COMPUTATION OF NET CAPITAL

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| 1. | Total ownership (from Statement of Financial Condition- Item 1800) | | | | | $ 17,618,940 | [3480] |
| 2. | Deduct: Ownership equity not allowable for net capital | | | | | | [3490] |
| 3. | Total ownership equity qualified for net capital | | | | | $ 17,618,940 | [3500] |
| 4. | Add: | | | | | | |
| | A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | | $ | [3520] |
| | B. Other (deductions) or allowable subordinated liabilities | | | | | | [3525] |
| 5. | Total capital and allowable subordinated liabilities | | | | | $ 17,618,940 | [3530] |
| 6. | Deductions and/or charges: | | | | | | |
| | A. Total non-allowable assets from Statement of Financial Condition (Note B and C) (See detail below) | | | $ 5,684,628 | [3540] | | |
| | 1. Additional charges for customers' and non-customers' security accounts | | | | [3550] | | |
| | 2. Additional charges for customers' and non-customers' commodity accounts | | | | [3560] | | |
| | B. Aged fail-to-deliver | | | | [3570] | | |
| | 1. Number of items | | [3450] | | | | |
| | C. Aged short security differences- less reserved of | | [3460] | | [3580] | | |
| | 2. Number of items | | [3470] | | | | |
| | D. Secured demand note deficiency | | | | [3590] | | |
| | E. Commodity futures contract and spot commodities proprietary capital charges | | | | [3600] | | |
| | F. Other deductions and/or charges | | | | [3610] | | |
| | G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7)and (c)(2)(x) | | | | [3615] | | |
| | H. Total deduction and/or charges | | | | | $ (5,684,628) | [3620] |
| 7. | Other additions and/or allowable credits (List) | | | | | | [3630] |
| 8. | Net Capital before haircuts on securities positions | | | | | $ 11,934,312 | [3640] |
| 9. | Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)): | | | | | | |
| | A. Contractual securities commitments | | | | [3660] | | |
| | B. Subordinated securities borrowings | | | | [3670] | | |
| | C. Trading and Investment securities | | | | | | |
| | 1. Bankers' acceptance, certificates of deposit, and commercial paper | | | | [3680] | | |
| | 2. U.S. and Canadian government obligations | | | | [3690] | | |
| | 3. State and municipal government obligations | | | | [3700] | | |
| | 4. Corporate obligations | | | | [3710] | | |
| | 5. Stocks and warrants | | | | [3720] | | |
| | 6. Options | | | | [3730] | | |
| | 7. Arbitrage | | | | [3732] | | |
| | 8. Other securities | | | $ 20,830 | [3734] | | |
| | D. Undue concentration | | | | [3650] | | |
| | E. Other | | | $ 530,935 | [3736] | $ (551,765) | [3740] |
| 10. | Net Capital | | | | | $ 11,382,547<br>OMIT PENNIES | [3750] |

**Non-Allowable Assets (line 6.A):**

| | |
|---|---|
| Receivable from affiliate | $ 2,287,895 |
| Receivable from clearing organization, brokers and dealers | 1,757,537 |
| Receivable from non B-D | 199,305 |
| Goodwill | 764,535 |
| Intangibles | 215,033 |
| Fixed assets, net | 352,655 |
| Other assets | 107,668 |
| | $ 5,684,628 |

**Note: There are no material differences between the audited computation of net capital and that per the Company's FOCUS report as filed.**

## FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART III

BROKER OR DEALER: **ELECTRONIC BROKERAGE SYSTEMS, L.L.C.** as of **December 31, 2007**

### COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

**Part A**

| | | | | |
|---|---|---|---|---|
| 11. | Minimum net capital required (6-2/3% of line 19) | $ | 0 | [3756] |
| 12. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | 0 | [3758] |
| 13. | Net capital requirement (greater of line 11 or 12) | $ | 0 | [3760] |
| 14. | Excess net capital (line 10 less 13) | $ | 0 | [3770] |
| 15. | Excess net capital at 1000% (line 10 less 10% of line 19) | $ | 0 | [3780] |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | | |
|---|---|---|---|---|---|---|
| 16. | Total A.I. liabilities from Statement of Financial Condition | | | $ | | [3790] |
| 17. | Add: | | | | | |
| | A. Drafts for immediate credit | | [3800] | | | |
| | B. Market value of securities borrowed for which no equivalent value is paid or credited | | [3810] | | | |
| | C. Other unrecorded amounts (List) | | [3820] | | | [3830] |
| 18. | Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii) ) | | | | | [3838] |
| 19. | Total aggregate indebtedness | | | $ | | [3840] |
| 20. | Percentage of aggregate indebtedness to net capital (line 19 – by line 10) | | | | | [3850] |
| 21. | Percentage of aggregate indebtedness to net capital after anticipated capital withdrawals (line 19- by line 10 less item 4880 page 11) | | | | | [3853] |

### COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

**Part B**

| | | | | |
|---|---|---|---|---|
| 22. | 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits | $ | 0 | [3870] |
| 23. | Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | 500,000 | [3880] |
| 24. | Net capital requirement (greater of line 22 or 23) | $ | 500,000 | [3760] |
| 25. | Excess net capital (line 10 less 24) | $ | 10,882,547 | [3910] |
| 26. | Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8) | | | [3851] |
| 27. | Percentage of Net Capital, after anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880, page 11 ÷ by line 17 page 8) | | | [3854] |
| 28. | Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum Net Capital Requirement | $ | 10,632,547 | [3920] |

### OTHER RATIOS

**Part C**

| | | | |
|---|---|---|---|
| 29. | Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | [3860] |
| 30. | Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital | | [3852] |

**NOTES:**

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or **2% of aggregate debits if alternative method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Company (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

ELECTRONIC BROKERAGE SYSTEMS, L.L.C.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
as of December 31, 2007

The Company did not handle any customer cash or securities during the year ended December 31, 2007 and does not have any customer accounts.

ELECTRONIC BROKERAGE SYSTEMS, L.L.C.

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
as of December 31, 2007

The Company did not handle any proprietary accounts of introducing brokers during the year ended December 31, 2007 and does not have any PAIB accounts.

ELECTRONIC BROKERAGE SYSTEMS, L.L.C.

INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
as of December 31, 2007

The Company did not handle any customer cash or securities during the year ended December 31, 2007 and does not have any customer accounts.

R&J

RYAN & JURASKA
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Member of
Electronic Brokerage Systems, L.L.C.

In planning and performing our audit of the statement of financial condition of Electronic Brokerage Systems, L.L.C. (the "Company") as of December 31, 2007, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statement and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17

2. The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations

3. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statement in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statement will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities and certain regulated commodity customer and firm assets that we consider to be material weaknesses, as defined above.

R&J

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, and Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2007 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Chicago Board of Trade, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 27, 2008

END